UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

(Translation of registrant’s name into English)

No.1018 Haihe Road, Dushangang Town,

Pinghu City, Jiaxing, Zhejiang Province,

China, 314205

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed in the Current Report on Form 6-K of Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on August 6, 2025, the Company received a notification letter from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on August 4, 2025, notifying the Company that the minimum closing bid price per share for its Class A ordinary shares, with par value of $0.00000125 per share (“Class A Ordinary Shares”), was below $1.00 for a period of 30 consecutive business days and as a result, the Company did not meet the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2). Nasdaq provided the Company with a 180-calendar-day compliance period, or until February 2, 2026, to regain compliance.

On February 4, 2026, the Company received a notification letter from Nasdaq stating that, although the Company had not regained compliance with the minimum bid price requirement by February 2, 2026, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted for an additional 180-calendar-day period, or until August 3, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s Class A Ordinary Shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period.

The notification letter has no immediate impact on the listing and trading of the Company’s Class A Ordinary Shares, which will continue to be listed and traded on the Nasdaq Capital Market under the symbol “HCAI”, subject to the Company’s compliance with other Nasdaq’s continued listing requirements. The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s minimum bid price requirements. The Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2). However, there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirements.

If the Company is unable to regain compliance by August 3, 2026, the Staff will provide written notification that the Company’s securities will be delisted. The Company would have the right to appeal a determination to delist its Class A Ordinary Shares to a hearings panel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2026	Huachen AI Parking Management Technology Holding Co., Ltd,

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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